

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 2, 2015

Mr. Timo Ihamuotila
Executive Vice President and Group Chief Financial Officer
Nokia Corporation
Karaportti 3, P.O. Box 226
FI-00045 NOKIA GROUP, Finland

  Re: **Nokia Corporation**
      Form 20-F for Fiscal Year Ended December 31, 2014
      Filed March 19, 2015
      File No. 1-13202

Dear Mr. Ihamuotila:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Robert S. Littlepage, for

           Larry Spirgel
           Assistant Director
           AD Office 11 – Telecommunications